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JUN 25 2008

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Index to Exhibits, Page 13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08053804

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2007**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

PROCESSED
JUN 27 2008
THOMSON REUTERS

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2007 and 2006 and
Supplemental Schedule as of December 31, 2007
and Report of Independent Registered Public
Accounting Firm

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Valmont Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Valmont Employee Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 20, 2008

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006
INVESTMENTS — at estimated fair value:		
Wells Fargo Stable Return Fund Q	$ 58,706,110	$ 57,756,767
INVESTMENTS — at fair value:		
Mutual Funds:		
PIMCO Total Return Institutional Fund	12,568,850	9,657,580
Columbia Acorn USA Fund	7,843,995	8,154,657
Morgan Stanley Institutional Fund Trust	9,489,074	6,325,184
Vanguard Institutional Index Fund Institutional Shares	10,899,007	9,842,343
Dodge & Cox International Stock Fund	28,717,020	24,727,622
American Beacon Large Cap Value Fund	27,938,239	29,002,596
Fidelity Contrafund	38,879,971	31,970,960
Fidelity Value Fund	10,626,399	11,440,036
Fidelity Capital Appreciation Fund	2,167,478	1,847,818
Fidelity Freedom Income Fund	943,895	1,273,759
Fidelity Freedom 2010 Fund	4,597,524	4,499,972
Fidelity Freedom 2020 Fund	8,997,180	7,799,136
Fidelity Freedom 2030 Fund	4,874,844	4,073,684
Fidelity Freedom 2040 Fund	2,789,510	2,136,980
Fidelity Freedom 2005 Fund	1,633,010	1,686,736
Fidelity Freedom 2015 Fund	8,832,380	7,420,607
Fidelity Freedom 2025 Fund	6,305,757	5,112,437
Fidelity Freedom 2035 Fund	2,684,614	1,876,680
Fidelity Small Cap Value Fund	1,427,205	911,050
Fidelity Freedom 2045 Fund	228,603	18,254
Fidelity Freedom 2050 Fund	306,525	37,447
Valmont Industries, Inc. Common Stock	21,605,467	14,203,959
PARTICIPANT LOANS	7,434,951	7,463,758
Total investments	280,497,608	249,240,022
RECEIVABLES:		
Due from broker for common stock sold	1,335	1,216
Receivable for securities sold	42,806	-
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	176,772	820,076
NET ASSETS AVAILABLE FOR BENEFITS	$280,718,521	$250,061,314

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:		
Investment income:		
Net appreciation in investments	$ 17,848,603	$ 19,036,143
Interest and dividends on investments	10,929,468	8,096,977
Total investment income	28,778,071	27,133,120
Contributions:		
Employer	6,355,781	5,605,193
Employee	12,299,244	10,482,521
Rollover	532,967	740,539
Merged Plan	-	6,478,162
Total contributions	19,187,992	23,306,415
Total additions	47,966,063	50,439,535
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Benefits paid to participants	17,253,036	13,323,737
Administrative fees	55,820	27,131
Total deductions	17,308,856	13,350,868
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	30,657,207	37,088,667
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	250,061,314	212,972,647
End of year	$280,718,521	$250,061,314

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the "Company") Valmont Employee Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General — The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering regular employees, as defined in the Plan document, who have completed 90 days of service from date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective June 1, 2006, the Plan changed its recordkeeper and trustee from Mercer Human Resource Services to Fidelity Investments. A committee appointed by the compensation committee of the Company's Board of Directors serves as administrator of the Plan.

Contributions — Each year, participants may contribute up to 50% of annual pay on a pre-tax and/or after-tax basis, subject to certain Internal Revenue Code ("IRC") limitations. Participants may also make roll-over contributions representing distributions from a previous employer's qualified plan or an Individual Retirement Account (IRA). The Company also makes contributions to the Plan. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentage and investments can be changed by the participant daily, subject to individual fund restrictions.

Participant Accounts — Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is directly charged certain administrative expenses for loans and distributions. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting — Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Loans to Participants — The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the beginning of the month in which the loan originates, plus 1%. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the investment funds and participants' loan balances.

Benefit Payments — Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to non-retirees are made in one payment or are deferred until a later date.

Forfeited Accounts — At December 31, 2007 and 2006, forfeited nonvested accounts totaled $3,333 and $222,633, respectively. Forfeited accounts are used to reduce future employer contributions. During 2007 and 2006, employer contributions were reduced by $466,971 and $53,192, respectively, from forfeited nonvested accounts.

Plan Merger — Effective June 1, 2006, the Newmark International, Inc. and the W.J. Whatley, Inc. 401(k) Plans, sponsored by Valmont Industries, Inc., were merged into the Plan. The merged assets are reported as "Merged Plan" contributions in the statements of changes in net assets available for benefits. The merged Plans operate in accordance with the Plan document.

Administrative Fees — Administrative expenses of the Plan are paid by the Plan or the Plan's sponsor as provided in the Plan Document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — The Wells Fargo Stable Return Fund Q is a bank common collective trust fund and is valued at estimated fair value as determined by the bank based on the underlying fair market value of the underlying investments. Common collective trusts are funded with underlying investments in investment contracts that are valued at fair market value and then adjusted by the issuer to contract value. Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. The Company common stock is valued at its quoted market price. Participant loans are valued at the aggregate unpaid balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits — Benefits are recorded when paid.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the financial statements.

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Wells Fargo Stable Return Fund Q	$58,706,110	$57,756,767
Fidelity Contrafund	38,879,971	31,970,960
Dodge & Cox International Stock Fund	28,717,020	24,727,622
American Beacon Large Cap Value Fund	27,938,239	29,002,596
Valmont Industries, Inc. Common Stock	21,605,467	14,203,959

During 2007 and 2006, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $17,848,603 and $19,036,143, respectively, as follows:

	2007	2006
Mutual Funds	$ 6,768,702	$10,414,098
Wells Fargo Stable Return Fund Q	2,692,289	2,559,077
Valmont Industries, Inc. Common Stock	8,387,612	6,062,968
Net appreciation in investments	$17,848,603	$19,036,143

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of mutual funds managed by Fidelity Investments in 2007 and 2006 and Putnam Investment Management, Inc. in 2006, which are affiliated with the trustee. Fees paid by the Plan for the administration services to the trustee amounted to $55,820 and $27,131 for the years ended December 31, 2007 and 2006, respectively. These payments qualify as party-in-interest transactions.

At December 31, 2007 and 2006, the Plan held 242,431 and 255,973 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $6,962,557 and $6,136,828, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income from these shares of $103,466 and $98,960, respectively.

5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions to their accounts.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500 as of December 31, 2007.

Statement of net assets available for benefits:	
Net assets available for benefits per the financial statements	$280,718,521
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(176,772)
Net assets available for benefits per the Form 5500, at fair value	$280,541,749

Statement of changes in net assets available for benefits:	
Increase in net assets per the financial statements	$ 30,657,207
Adjustment from contract value to fair value for fully benefit-responsive wrap contracts	(176,772)
Net income per Form 5500	$ 30,480,435

* * * * * *

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Wells Fargo Stable Return Fund Q	4,818,021.927 shares	$ 58,706,110
Mutual Funds:		
PIMCO Total Return Institutional Fund	1,175,757.776 shares	12,568,850
Columbia Acorn USA Fund	280,443.168 shares	7,843,995
Morgan Stanley Institutional Fund Trust	284,700.685 shares	9,489,074
Vanguard Institutional Index Fund Institutional Shares	81,250.982 shares	10,899,007
Dodge & Cox International Stock Fund	624,011.743 shares	28,717,020
American Beacon Large Cap Value Fund	1,190,380.888 shares	27,938,239
Fidelity Contrafund	531,801.001 shares	38,879,971
Fidelity Value Fund	141,666.428 shares	10,626,399
Fidelity Capital Appreciation Fund	80,996.926 shares	2,167,478
Fidelity Freedom Income Fund	82,436.271 shares	943,895
Fidelity Freedom 2010 Fund	310,224.308 shares	4,597,524
Fidelity Freedom 2020 Fund	569,081.579 shares	8,997,180
Fidelity Freedom 2030 Fund	29,5087.415 shares	4,874,844
Fidelity Freedom 2040 Fund	286,691.629 shares	2,789,510
Fidelity Freedom 2005 Fund	138,508.080 shares	1,633,010
Fidelity Freedom 2015 Fund	708,290.294 shares	8,832,380
Fidelity Freedom 2025 Fund	478,433.795 shares	6,305,757
Fidelity Freedom 2035 Fund	196,243.683 shares	2,684,614
Fidelity Small Cap Value Fund	104,941.517 shares	1,427,205
Fidelity Freedom 2045 Fund	20,141.195 shares	228,603
Fidelity Freedom 2050 Fund	26,817.557 shares	306,525
Total Mutual Funds		192,751,080
* Valmont Industries, Inc. Common Stock	242,431.180 shares	21,605,467
* Participant Loans	Interest rates ranging from 5.00% to 11.88%, loans maturing 1/2008 to 7/2016	7,434,951
Total Investments		$280,497,608

* Represents Party-in-interest

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT
SAVINGS PLAN

Dated this 20th day of June, 2008.

By: ______________________
Mark C. Jaksich
Committee Chairman

INDEX TO EXHIBITS

Exhibit 23* — Consent of Deloitte and Touche LLP.

* Filed herewith.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-136071, 333-83251 and 33-57117 of Valmont Industries, Inc. on Form S-8 of our report dated June 20, 2008, appearing in this Annual Report on Form 11-K of the Valmont Employee Retirement Savings Plan for the year ended December 31, 2007.

Deloitte & Touche LLP

Omaha, Nebraska
June 20, 2008

END